

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

Mail Stop 3561

June 23, 2006

C. Michael Nurse
Siteworks Building and Development Co.
6464 N. W. 5th Court
Miami, Florida 33039

> **Re:** **Siteworks Building and Development Co.**
> **Item 4.02 Form 8-K/A**
> **Filed June 19, 2006**
> **File No. 001-32528**

Dear Mr. Nurse:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A Item 4.02

1. Revise your "explanatory note" on page 2 to refer to the correct filing date of the Form 8-K/A.

2. Revise the first paragraph on page 3 to clarify if the 2004 restated financial statements included in the Form 10-KSB as of December 31, 2005, should not be relied upon.

3. Revise the second paragraph on page 3 to clarify the nature of the "amendments made from March 2002, thru the present". Clarify if you are referring to amendments to the articles of incorporation or some other document.

4.   Revise the Form to state the total number of shares not validly issued and the nature of this stock (e.g. preferred stock and/or common stock). Disclose the total amount of the restatement and the initial period affected. You explain in your response letter to us that the stock was issued before you were authorized to do so; however this information is not included in the Form. Please revise accordingly. Also revise to state you may be in potential violation of Section 5.

5.   Revise the Form to quantify the number of shares issued that did not reflect the market value on the day the shares were issued. Also disclose the total amount of this restatement and the accounts impacted.

6.   With respect to our previous comment 3, we note your response stating you will file the amended Forms 10-QSB for 2005 "concurrently with the 10QSB for 2006". Please tell us the date you plan to file the Forms 10-QSB for 2005.

7.   Please tell us what effect the errors had on your evaluation of disclosure controls and procedures as of your fiscal year ended 2004 and fiscal quarters ending in 2005.

8.   Please tell us your basis for including the four paragraphs on page 4 or revise to delete them from the document.

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        If you have any questions, please call Babette Cooper at (202) 551-3396 or Terence O'Brien at (202) 551-3355.

                                        Sincerely,

                                        Babette Cooper
                                        Staff Accountant